February 12, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:                                         Heather Percival

Amanda Ravitz

Re:                             Avinger, Inc.

Registration Statement on Form S-1

File No.                            333-222517

Acceleration Request

Requested Date:                              February 13, 2018

Requested Time:                          4:30 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Avinger, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-222517) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  The Company hereby authorizes Philip H. Oettinger of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Philip H. Oettinger of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (650) 565-3564.  Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Philip H. Oettinger via facsimile at (650) 493-6811.

Please direct any questions or comments regarding this acceleration request to Philip H. Oettinger at (650) 565-3564.

*****

Sincerely,

AVINGER, INC.

By:	/s/ Matt Ferguson
Matt Ferguson
Chief Financial Officer

cc:                                Philip H. Oettinger, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation